

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2023

Chaya Hendrick
Chief Executive Officer
Smart Biometric Technology, Inc.
3960 Howard Hughes Parkway
Suite 500
Las Vegas, NV 89169

> **Re: Smart Biometric Technology, Inc.**
> **Offering Statement on Form 1-A**
> **Filed November 28, 2023**
> **File No. 024-12364**

Dear Chaya Hendrick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan at 202-551-6756 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Eric Newlan